PMU News Release #04-18 TSX, AMEX Symbol PMU December 7, 2004

ANDACOLLO SALE PROPOSAL TERMINATED

Pacific Rim Mining Corp. ("Pacific Rim" or "the Company") was today informed by MCK Mining Corp. ("MCK") that it would not proceed with the finalization of a proposed purchase agreement to acquire the Company's wholly owned subsidiary Compania Minera Dayton ("CMD"), owner of the Andacollo gold mine in Chile.

The Andacollo mine, shut down in December 2000, is an indirect, non-core holding of Pacific Rim's. CMD's assets include, in addition to the Andacollo mineral rights, relatively new mining, crushing and stacking equipment, water rights to two 200 liter per second water wells and Chilean tax losses. Pacific Rim intends to re-commence its efforts to monetize this asset.

About Pacific Rim Mining Corp.

Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from production at its 49%-owned Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado high grade gold project in El Salvador. Pacific Rim's goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim's control, including: the ability of the Company to monetize CMD's assets; the results of current or future exploration activities and opportunities; the availability and amount of funds to conduct exploration programs; general market and industry conditions; and other factors detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 - 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com